Calculation of Registration Fee

Title of each class of	Proposed maximum	Amount of
securities to be registered	aggregate offering price	registration fee(1)
Common Stock, no par value	$100,000,000	$5,580.00

(1)	Calculated in accordance with Rule 457(r) and Rule 457(o) under the Securities Act of 1933, as amended, based on the maximum aggregate offering price.

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 6, 2009)

Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-157163

$100,000,000

III CASCADE PLAZA
Akron, Ohio 44308

Common Stock

We have entered into a distribution agency agreement with Credit Suisse Securities (USA) LLC, or the sales agent, relating to shares of our common stock, no par value, offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the distribution agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $100,000,000 from time to time through the sales agent. Sales of the shares, if any, will be made by means of ordinary brokers’ transactions on the Nasdaq Global Select Market, or NASDAQ, at market prices, in block transactions or as otherwise agreed with the sales agent. We will pay the sales agent a commission equal to 1.75% of the gross sales price per share for any shares sold through it as agent under the distribution agreement.

Under the terms of the distribution agreement, we may also sell some or all of our shares of common stock to Credit Suisse Securities (USA) LLC as principal for its own account at a price agreed upon at the time of sale. If we sell shares to Credit Suisse Securities (USA) LLC as principal, we will enter into a separate terms agreement setting forth the terms of such transaction, and we will describe the agreement in a separate prospectus supplement or pricing supplement.

The sales agent is not required to sell any specific number or dollar amount of shares of our common stock, but, subject to the terms and conditions of the distribution agreement and unless otherwise agreed by the sales agent and us, the sales agent will use its reasonable efforts to sell the shares offered as our agent. There is no arrangement for shares to be received in an escrow, trust or similar arrangement. The offering of shares of common stock pursuant to the distribution agreement will terminate upon the earlier of (1) the sale of all shares of common stock subject to the distribution agreement or (2) the termination of the distribution agreement by either the sales agent or us.

Our common stock is listed on the NASDAQ and trades under the symbol “FMER.” The last sale price of our common stock as reported on the NASDAQ on May 1, 2009 was $19.16 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-4 of this prospectus supplement and in the documents incorporated by reference herein for a discussion of factors you should carefully consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not deposits or accounts or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other governmental or regulatory agency or instrumentality.

Credit Suisse

The date of this prospectus supplement is May 6, 2009.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any related free writing prospectus that we may provide to you. We have not, and the sales agent has not, authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus may only be accurate on the date of this document.

It is important for you to read and consider all of the information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein before making an investment decision. Please carefully read this prospectus supplement, the accompanying prospectus and the information contained in the documents referred to under the heading “Where You Can Find More Information.”

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the terms of this offering of our common stock. The second part is the accompanying prospectus, which provides general information about us and our securities, some of which may not apply to the common stock that we are currently offering. This prospectus supplement and the accompanying prospectus are part of a Registration Statement, as amended, that we have filed with the Securities and Exchange Commission (the “SEC”), using a “shelf” registration process.

Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the caption “Where You Can Find More Information” before investing in our common stock.

The words “FirstMerit,” “Company,” “we,” “our,” “ours” and “us” as used herein refer to FirstMerit Corporation and its subsidiaries, unless otherwise stated.

PROSPECTUS SUPPLEMENT SUMMARY

You should read the following summary in conjunction with the more detailed information contained in this prospectus supplement and in the accompanying prospectus, including the information incorporated by reference in each. To the extent the following information is inconsistent with the information in the accompanying prospectus, you should rely on the following information. You should pay special attention to the “Risk Factors” section beginning on page S-4 of this prospectus supplement, the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference herein, and the risks described in the other documents incorporated by reference herein to determine whether an investment in shares of our common stock is appropriate for you.

FirstMerit Corporation

We are a bank holding company organized in 1981 under the laws of the State of Ohio and registered under the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). As of March 31, 2009, we had consolidated total assets of approximately $11 billion. Our principal business consists of owning and supervising our subsidiaries and affiliates. At December 31, 2008, FirstMerit Bank, N.A. (“FirstMerit Bank”), our principal subsidiary, operated a network of 163 full service banking offices and 188 automated teller machines. FirstMerit Bank’s offices span a total of 24 counties in Ohio, including Ashland, Ashtabula, Crawford, Cuyahoga, Delaware, Erie, Fairfield, Franklin, Geauga, Holmes, Huron, Knox, Lake, Lorain, Lucas, Madison, Medina, Portage, Richland, Seneca, Stark, Summit, Wayne and Wood Counties, and Lawrence County in Pennsylvania. We also own, directly or through FirstMerit Bank, various non-banking subsidiaries, which provide fiduciary, financial, insurance and investment services to corporate, institutional and individual customers. In our principal market in Northeastern Ohio, we serve nearly 553,960 households and businesses in the 16th largest consolidated metropolitan statistical area in the country (which combines the primary metropolitan statistical areas for Cleveland, Lorain/Elyria and Akron, Ohio). At December 31, 2008, we employed approximately 2,575 people, which includes our direct and indirect subsidiaries and affiliates.

Our principal executive offices are located at III Cascade Plaza, Akron, Ohio 44308, and our telephone number is (330) 996-6300. Our Internet site can be accessed at http://www.firstmerit.com. Information contained on our Internet site does not constitute part of, and is not incorporated into, this prospectus supplement or the accompanying prospectus.

Recent Developments

On April 28, 2009, we announced our results of operations for our first quarter ended March 31, 2009. For the quarter, we reported:

•	net income of $29.4 million, or $0.34 per diluted share, compared with $31.4 million, or $0.39 per diluted share, for the first quarter of 2008;

•	returns on average common equity and average assets of 11.12% and 1.07%, respectively, compared with 13.56% and 1.22% for the first quarter of 2008; and

•	improvement of our efficiency ratio to 57.81% compared with 58.69% for the first quarter of 2008.

We also announced that our Board of Directors declared a cash dividend of $0.16 per share and a common stock dividend of $0.13 to shareholders of record on June 1, 2009. The dividends will be paid on June 15, 2009. The change in the composition of the current dividend payment from all-cash will allow us to retain as additional equity approximately $10.5 million per quarter, near term, which will serve to enhance our Tier I and tangible common equity ratios.

On April 23, 2009, we disclosed the repurchase of all 125,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, originally issued and sold to the United States Department of the Treasury as part of its Troubled Assets Relief Program Capital Purchase Program on January 9, 2009, at a price of approximately $126.2 million.

For additional information, see our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which is incorporated herein by reference.

The Offering

Issuer	FirstMerit Corporation

Common stock offered by us	Shares of our common stock having an aggregate offering price of up to $100,000,000.

Dividends	We currently pay quarterly dividends on shares of our common stock. We paid a quarterly cash dividend of $0.29 per share of common stock on May 29, 2008, August 28, 2008, November 26, 2008 and February 26, 2009. On April 28, 2009, our Board of Directors declared a cash dividend of $0.16 per share and a common stock dividend of $0.13 per share payable June 15, 2009 to shareholders of record on June 1, 2009. The declaration and payment of future dividends on our common stock will be at the discretion of our Board of Directors and our dividend payments may be changed, reduced or eliminated altogether. See “Risk Factors” on page S-4 of this prospectus supplement, the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference herein, and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for information regarding restrictions on our ability to pay dividends on shares of our common stock.

Use of proceeds	We intend to use the net proceeds from the offerings pursuant to this prospectus supplement for general corporate purposes, which may include but are not limited to working capital, acquisition opportunities, capital expenditures, investments in or loans to our subsidiaries, refinancing of debt, including outstanding short-term indebtedness, if any, and satisfaction of other obligations.

Risk factors	See “Risk Factors” beginning on page S-4 of this prospectus supplement, the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference herein, and the risks described in the other documents incorporated by reference herein and other information included or incorporated by reference in this prospectus supplement for a discussion of factors you should carefully consider before buying shares of our common stock.

NASDAQ symbol	FMER

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about our long-term goals, financial condition, results of operations, earnings, levels of net loan charge-offs and nonperforming assets, interest rate exposure and profitability. These statements usually can be identified by the use of forward-looking language such as “our goal,” “our objective,” “our plan,” “will likely result,” “expects,” “plans,” “anticipates,” “intends,” “projects,” “believes,” “estimates” or other similar words or expressions or conditional verbs such as “will,” “would,” “could” and “should.”

Forward-looking statements express management’s current expectations, forecasts of future events or long-term goals and, by their nature, are subject to assumptions, risks and uncertainties. Although we believe that the expectations, forecasts and goals reflected in these forward-looking statements are reasonable, actual results could differ materially for a variety of reasons. The following factors are among the factors that could cause actual results to differ materially from the forward-looking statements: (1) general economic conditions, including their impact on capital expenditures; (2) business conditions in the banking industry; (3) the regulatory environment; (4) rapidly changing technology and evolving banking industry standards; (5) competitive factors, including increased competition with regional and national financial institutions; (6) new service and product offerings by competitors and price pressures; and (7) other like items.

We undertake no obligation to update publicly forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Also note that we provide cautionary discussion of risks, uncertainties and assumptions relevant to our business in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K incorporated by reference herein. These are factors that, individually or in the aggregate, management believes could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider such disclosures to be a complete discussion of all potential risks or uncertainties.

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the following risk factors and other information contained in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference in each, before making an investment decision. Certain risks related to us and our business are described under the heading “Item 1A. Risk Factors” in Part I of our Annual Report on Form 10-K for the year ended December 31, 2008. The risks discussed below also include forward-looking statements, and our actual results may differ materially from those discussed in these forward-looking statements. Risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Relating to FirstMerit and Our Subsidiaries

Difficult market conditions and economic trends have adversely affected our industry and our business.

Negative developments beginning in the latter half of 2007 and throughout 2008 in the sub-prime mortgage market and the securitization markets for loans, together with substantial volatility in oil prices and other factors, have resulted in uncertainty in the financial markets in general and a related general economic downturn, continuing into 2009. Dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions. In addition, the value of real estate collateral supporting many loans has declined and may continue to decline. General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and a widespread reduction in general business activity. Competition among depository institutions for deposits has increased significantly. Financial institutions have experienced decreased access to deposits or borrowings. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, financial condition, results of operations and the trading price of our common stock.

Our ability to assess the creditworthiness of customers and to estimate the losses inherent in our credit exposure is made more complex by these difficult market and economic conditions. As a result of the foregoing factors, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations. This increased governmental action may increase our costs and limit our ability to pursue certain business opportunities.

A worsening of these conditions would likely exacerbate the adverse effects of these difficult market and economic conditions on us, our customers and the other financial institutions in our market. As a result, we may experience increases in foreclosures, delinquencies and customer bankruptcies, as well as more restricted access to funds.

Current levels of market volatility are unprecedented.

The capital and credit markets have been experiencing volatility and disruption for more than a year. In recent months, the volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Increases in FDIC insurance premiums may have a material adverse effect on our earnings.

During 2008, there were higher levels of bank failures which dramatically increased resolution costs of the Federal Deposit Insurance Corporation (“FDIC”) and depleted the deposit insurance fund. In order to maintain a strong funding position and restore reserve ratios of the deposit insurance fund, the FDIC voted on December 16, 2008 to increase assessment rates of insured institutions uniformly by 7 basis points (7 cents for every $100 of deposits), beginning with the first quarter of 2009. Additional changes, beginning April 1, 2009, require riskier institutions to pay a larger share of premiums by factoring in rate adjustments based on secured liabilities and unsecured debt levels.

As part of the 2008 changes, the FDIC instituted two temporary programs effective through December 31, 2009 to further insure customer deposits at FDIC-member banks: deposit accounts are now insured up to $250,000 per customer (up from $100,000); and non-interest bearing transactional accounts are fully insured (unlimited coverage).

Through utilization of an assessment calculation template provided by the FDIC, we estimate that the previously announced FDIC insurance premium changes may result in an expense of approximately $10.2 million in 2009, compared with our $4.0 million expense in 2008 against which certain insurance assessment credits were applied.

On February 27, 2009, the FDIC voted to amend the restoration plan and impose a special assessment of 20 additional basis points (20 cents for every $100 of deposits) on insured institutions on June 30, 2009, to be collected on September 30, 2009. The interim rule would also permit the FDIC to impose an additional emergency special assessment after June 30, 2009 of up to 10 basis points if needed to maintain public confidence in federal deposit insurance. We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, we may be required to pay even higher FDIC premiums than the recently increased levels. These announced increases and any future increases in FDIC insurance premiums may materially adversely affect our results of operations and our ability to continue to pay dividends on our common stock at the current rate or at all.

There can be no assurance that recent legislative and regulatory initiatives to address difficult market and economic conditions will stabilize the U.S. banking system.

The Emergency Economic Stabilization Act of 2008 (“EESA”), which was signed into law on October 3, 2008, established the Troubled Assets Relief Program (“TARP”), the purpose of which is to restore confidence and stability to the U.S. banking system and encourage financial institutions to increase their lending to customers and to each other. As part of TARP, the Treasury established the Capital Purchase Program, under which the Treasury is authorized to purchase preferred equity securities and other financial instruments from eligible, participating institutions. In addition, The American Recovery and Reinvestment Act of 2009 (“ARRA”) was signed into law on February 17, 2009 as a sweeping economic recovery package intended to stimulate the economy and provide for broad infrastructure, energy, health and education needs.

There have been numerous actions undertaken in connection with or following the enactments of EESA and ARRA by the U.S. Congress, the Federal Reserve Board, the Treasury, the FDIC, the SEC and other regulators, in efforts to address the current liquidity and credit crisis in the financial industry and economy generally. EESA, ARRA, their respective programs and the other regulatory measures initiated thereunder may not have their desired effects. If the volatility in the markets continues and economic conditions fail to improve or worsen, our business, financial condition and results of operations could be materially and adversely affected.

Risks Relating to Our Common Stock

Our common stock represents equity interests in FirstMerit and ranks junior to all of our existing and future indebtedness. Regulatory, statutory and contractual restrictions may limit or prevent us from paying dividends on our common stock and there is no limitation on the amount of indebtedness we may incur in the future.

Shares of our common stock are equity interests in FirstMerit. As such, our common stock ranks junior to all of our indebtedness and preferred shares and to other non-equity claims with respect to assets available to satisfy claims on FirstMerit, including in a liquidation. Additionally, unlike indebtedness, for which principal and interest customarily are payable on specified due dates, in the case of our common stock: (1) dividends are payable only when, as and if authorized and declared by our Board of Directors and depend on, among other things, our results of operations, financial condition, debt service requirements, other cash needs and any other factors our Board of Directors deems relevant; and (2) as an Ohio corporation, under Ohio law, we are subject to restrictions on payments of dividends out of lawfully available funds. See the discussion under the caption “Description of Common Stock — Dividends.”

We and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to our common stock.

We are also subject to certain contractual restrictions that could prohibit us from declaring or paying dividends or making liquidation payments on our common stock.

We are a holding company and depend on our subsidiaries for dividends, distributions and other payments.

As a bank holding company, we are a legal entity separate and distinct from our subsidiary bank and other subsidiaries and affiliates. Our principal source of funds to pay dividends on our common stock and service our debt is dividends from these subsidiaries. Various federal and state statutory provisions and regulations limit the amount of dividends that FirstMerit Bank may pay to us without regulatory approval. FirstMerit Bank generally may not, without prior regulatory approval, pay a dividend in an amount greater than its undivided profits. In addition, the prior approval of the Office of the Comptroller of Currency (the “OCC”) is required for the payment of a dividend if the total of all dividends declared in a calendar year would exceed the total of its net income for the year combined with its retained net income for the two preceding years. The Federal Reserve Board and the OCC have issued policy statements that provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. Thus, the ability of FirstMerit Bank to pay dividends in the future is currently influenced, and could be further influenced, by bank regulatory policies and capital guidelines and may restrict our ability to declare and pay dividends.

We could change or eliminate our historic practice of paying dividends in the future.

Holders of our common stock are entitled to receive dividends only when, as and if declared by our Board of Directors. Although we have historically paid dividends on our common stock, we are not required to do so and our Board of Directors could reduce or eliminate dividends paid on our common stock in the future. During the first quarter of 2009, our Board of Directors determined to change the composition of our dividend and declared a common stock dividend of $0.13 per share in addition to a cash dividend of $0.16 per share. Our Board of Directors has not determined whether common stock dividends will be paid in the future or whether future dividends will be paid at current levels or at all. Consequently, prospective investors should not expect to receive common stock dividends nor should they expect that future dividends will be paid at current levels or at all. Future modifications, reductions or the elimination of dividends paid on our common stock could adversely affect the market price of our common stock. Also, as discussed in the preceding risk factor, our ability to declare and pay dividends is dependent on certain regulatory considerations.

If we defer payments of interest on our outstanding 8.67% junior subordinate deferrable interest debentures or if certain defaults relating to those debentures occur, we will be prohibited from declaring or paying dividends or distributions on, from redeeming or repurchasing, and from making liquidation payments with respect to our common stock.

As of March 31, 2009, we had outstanding approximately $21.5 million aggregate principal amount of 8.67% junior subordinate deferrable interest debentures (the “Debentures”), which we assumed in connection with the February 12, 1999 merger of Signal Corp. into FirstMerit (the “Signal Merger”). These Debentures were issued in connection with the sale by Signal Capital Trust I of corporation-obligated mandatorily redeemable capital securities (the “Capital Securities”). In connection with the Signal Merger, we also assumed a guarantee of the Capital Securities. The indenture under which the Debentures were issued, together with the related guarantee, prohibits us, subject to limited exceptions, from declaring or paying any dividends or distributions on, or redeeming, repurchasing, acquiring or making any liquidation payments with respect to, any of our capital stock (including our common stock) at any time when: (1) there has occurred and is continuing an event of default under the indenture; (2) we are in default with respect to payment of any obligations under the related guarantee; or (3) we have deferred payment of interest on Debentures outstanding under that indenture.

Events of default under the indenture generally consist of our failure to pay interest on the Debentures outstanding under certain circumstances, our failure to pay any principal of or premium on such Debentures when due, our failure to comply with certain covenants under the indenture, and certain events of bankruptcy, insolvency or liquidation relating to us or one of our banking subsidiaries.

We are entitled, at our option but subject to certain conditions, to defer payments of interest on the Debentures from time to time for up to 10 consecutive semi-annual periods. If we were to elect to defer payments of interest on the Debentures, or if any of the other events described in clause (1) or (2) of the first paragraph of this risk factor were to occur, we would be prohibited from declaring or paying any dividends on our common stock and from repurchasing or otherwise acquiring any of our common stock, and from making any payments to holders of our common stock in the event of our liquidation, which would likely have a material adverse effect on the market value of our common stock. Moreover, without notice to or consent from the holders of our common stock, we may issue additional series of junior subordinated debt securities in the future with terms similar to those of the Debentures or enter into other financing agreements that limit our ability to purchase or to pay dividends or distributions on our common stock.

The price of our common stock may fluctuate significantly and this may make it difficult for you to resell shares of our common stock when you want or at prices you find attractive.

The market value of our common stock will likely continue to fluctuate in response to a number of factors, most of which are beyond our control.

The market value of our common stock may also be affected by conditions affecting the financial markets generally, including the recent volatility of the trading markets. These conditions may result in: (1) fluctuations in the market prices of stocks generally and, in turn, our common stock; and (2) sales of substantial amounts of our common stock in the market, in each case that could be unrelated or disproportionate to changes in our operating performance. These broad market fluctuations may adversely affect the market value of our common stock. A significant decline in our stock price could result in substantial losses for shareholders and could lead to costly and disruptive securities litigation.

There may be future sales of additional common stock or preferred stock or other dilution of our equity, which may adversely affect the market price of our common stock.

We are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The per share value of our common stock could decline as a result of sales by us of a large number of shares of our common stock or preferred stock or similar securities in the market or the perception that such sales could occur.

Anti-takeover provisions could negatively impact our shareholders.

Provisions of Ohio law, our Second Amended and Restated Articles of Incorporation, as amended (the “Articles”), and our Second Amended and Restated Code of Regulations, as amended (the “Regulations” and, collectively with the Articles, our “Corporate Governance Documents”), could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us.

USE OF PROCEEDS

We intend to use the net proceeds from the offerings pursuant to this prospectus supplement for general corporate purposes, which may include but are not limited to working capital, acquisition opportunities, capital expenditures, investments in or loans to our subsidiaries, refinancing of debt, including outstanding short-term indebtedness, if any, and satisfaction of other obligations. We believe that the additional tangible equity capital that would be represented by the net proceeds will provide us with greater flexibility to utilize and deploy our capital resources. The precise amounts and timing of the application of proceeds will depend on the funding requirements of FirstMerit and our subsidiaries, including FirstMerit Bank.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is traded on the NASDAQ under the symbol “FMER.” The following table sets forth the high and low sales prices per share of our common stock as reported on the NASDAQ for the periods presented, and the dividends declared by us with respect to each such period. The stock price information is based on data provided by Bloomberg Finance.

	Common Stock
	High	Low	Dividend

Fiscal Year 2009
First Quarter	$20.71	$12.45	$0.29	(1)
Second Quarter (through May 1, 2009)	$20.90	$17.92	—
Fiscal Year 2008
First Quarter	$22.95	$16.71	$0.29
Second Quarter	21.94	16.31	0.29
Third Quarter	30.88	13.76	0.29
Fourth Quarter	24.39	15.02	0.29
Fiscal Year 2007
First Quarter	$24.64	$20.56	$0.29
Second Quarter	21.89	20.08	0.29
Third Quarter	21.24	17.30	0.29
Fourth Quarter	21.69	18.02	0.29

(1)	On April 28, 2009, our Board of Directors declared a cash dividend of $0.16 per share and a common stock dividend of $0.13 to shareholders of record on June 1, 2009. The dividends will be paid on June 15, 2009.

The foregoing table shows only historical comparisons. These comparisons may not provide meaningful information to you in determining whether to purchase shares of our common stock. You are urged to obtain current market quotations for our common stock and to review carefully the other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus.

On May 1, 2009, the closing price of our common stock was $19.16 per share. There were 81,408,527 shares of our common stock outstanding and approximately 8,000 registered holders of our common stock as of May 1, 2009.

Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to applicable limitations under Ohio law, and will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors.

DESCRIPTION OF COMMON STOCK

The following summary description of the terms of our common stock is not intended to be complete. The description is qualified in its entirety by reference to the provisions of our Corporate Governance Documents, the other documents described below and applicable law.

Authorized and Outstanding Capital Stock

Pursuant to the Articles, we have authorized for issuance 300,000,000 shares of common stock, which may be issued and sold without further shareholder action provided that the issuance and sale is made in compliance with the Corporate Governance Documents and the Ohio General Corporation Laws (“OGCL”). In addition, the Articles have authorized for issuance 7,000,000 shares of preferred stock, without par value, which may be issued and sold without further shareholder action provided that the issuance and sale is made in compliance with the Corporate Governance Documents and the OGCL. As of May 1, 2009, there were 81,408,527 shares of common stock issued and outstanding.

Terms of Common Stock

Voting Rights

Cumulative Voting and Preemptive Rights.  Each holder of common stock has the right to cast one vote for each share owned on all matters submitted to a vote of shareholders. No holder of common stock is entitled to the right of cumulative voting in the election of directors. The Articles provide that no holder of shares of any class of capital stock is entitled to preemptive rights.

Director Nominations.  Any shareholder who determines to nominate a person for election as a director must deliver written notice to the Corporate Secretary of FirstMerit not later than: (1) with respect to an election to be held at an Annual Meeting of Shareholders for the election of directors, 90 days in advance of such meeting; and (2) with respect to such an election to be held at a Special Meeting of Shareholders, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. The notice must set forth specific information regarding the nominating shareholder and nominee, and must be accompanied by a consent of the nominee to serve as a director if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with this procedure.

Special Meetings.  A Special Meeting of Shareholders of FirstMerit can be called by the President, by the Board of Directors acting at a meeting, by a majority of the Board when not in a meeting, or by shareholder(s) owning one-half or more of the outstanding common stock.

Action Without a Meeting.  The OGCL provides that any shareholder action to be taken by written consent without a meeting must be done unanimously.

Mergers, Consolidations, Dissolutions, Combinations and Other Transactions.  Subject to the provisions discussed in “— Anti-Takeover Statutes” below, Ohio law requires a merger, consolidation, dissolution, disposition of all or substantially all of a corporation’s assets, and a “majority share acquisition” or “combination” involving issuance of shares with one-sixth or more of the voting power of the corporation be adopted by the affirmative vote of the holders of shares entitled to exercise at least two-thirds of the voting power of the corporation on such proposal, unless the articles of incorporation specify a different proportion (but not less than a majority). Adoption by the affirmative vote of the holders of two-thirds of any class of shares, unless otherwise provided in the Articles, may also be required if the rights of holders of that class are affected in certain respects by the merger or consolidation.

The Articles modify such voting requirements.  Article Seventh of the Articles provides that a merger or consolidation of FirstMerit into or with a corporation, person or entity may be approved by the affirmative vote of a majority of the voting power of the Company, as represented by a majority of the outstanding voting shares of each class of FirstMerit stock entitled to vote as a class.

Amendment to Corporate Governance Documents.  The Articles may be amended under the OGCL by a majority of the voting power of FirstMerit. The Regulations provide for amendment by shareholders holding a majority of the voting power at a meeting, or without a meeting by written consent, of the shareholders entitled to exercise a majority of the voting power of the Company on such proposal. Directors may amend the code of regulations of an Ohio corporation only to the extent permitted or provided by a corporation’s regulations, but the Regulations do not so permit or provide.

Directors

Number; Classification.  The Regulations presently provide that the number of directors shall not be greater than 24. The shareholders of FirstMerit, pursuant to current Article III, Section 2, of the Regulations, have fixed the number of directors at 15.

At the Annual Meeting of Shareholders held on April 16, 2008, the shareholders approved amendments to the Regulations, which resulted in the declassification of our previously classified Board of Directors. Previously, our Board of Directors was divided into three classes, each with three-year terms. As a result of the approval of such amendment, the directors whose three-year terms were expiring at the 2008 and 2009 Annual Meetings were elected for a term of one year. Directors who currently have three-year terms that expire at the 2010 Annual Meeting of Shareholders may stand for re-election at the expiration of their terms.

Notwithstanding the foregoing, the Board of Directors may issue shares of FirstMerit preferred stock with provisions entitling the holders thereof to elect, as a class, up to two (2) directors (the “Preferred Directors”) on such terms and conditions as may be designated by the Board of Directors upon issuing the preferred stock. In the event that holders of the preferred stock become entitled to elect Preferred Directors, the number of directors shall be automatically increased by the number of Preferred Directors entitled to be elected. Any other matters with respect to the Preferred Directors, including without limitation, the nomination, election, removal and term of such Preferred Directors, shall be determined by the Board of Directors in the certificate designating the terms of the preferred stock.

Nominations.  Nominations for the election of directors may be made by the Board of Directors or by any shareholder entitled to vote in the election of directors. However, any shareholder entitled to vote in the election of directors at a meeting may nominate a director only if written notice of such shareholder’s intent to make such nomination or nominations has been given, either by personal delivery or by U.S. mail, postage prepaid, to the Secretary of FirstMerit not later than: (1) with respect to an election to be held at an Annual Meeting of Shareholders, 90 days in advance of the date established by the Regulations for the holding of such meeting; and (2) with respect to an election to be held at a Special Meeting of Shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of common stock of FirstMerit entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by the Board of Directors; and (e) the consent of each nominee to serve as a director of FirstMerit if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

Removal; Vacancy.  The Regulations currently provide that shareholders may remove a director only for good cause by a vote of two-thirds of the capital stock entitled to vote for directors; however, in accordance with the provisions of the OGCL, this provision will be amended at the completion of the declassification of our Board of Directors. The Regulations provide that vacancies in the Board of Directors, whether occurring by reason of a resignation or otherwise, may be filled by the FirstMerit Board acting by a vote of a majority of directors then in office, even if less than a quorum.

Indemnification, Insurance and Limitation of Director Liability.  Under Ohio law, Ohio corporations are authorized to indemnify directors, officers, employees and agents within prescribed limits and must indemnify them under certain circumstances. Ohio law does not provide statutory authorization for a corporation to indemnify directors, officers, employees and agents for settlements, fines or judgments in the context of derivative suits. It provides, however, that directors (but not officers, employees and agents) are entitled to mandatory advancement of expenses, including attorneys’ fees, incurred in defending any action, including derivative actions, brought against the director, provided the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that his act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation’s best interests.

Ohio law does not authorize payment of expenses or judgments to a director, officer, employee or agent after a finding of negligence or misconduct in a derivative suit absent a court order. Indemnification is required, however, to the extent such person succeeds on the merits. In all other cases, if a director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, indemnification is discretionary except as otherwise provided by a corporation’s articles or code of regulations or by contract and except with respect to the advancement of expenses of directors.

Under Ohio law, a director is not liable for monetary damages unless it is proved by clear and convincing evidence that his action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. There is, however, no comparable provision limiting the liability of officers, employees or agents of a corporation. The statutory right to indemnification is not exclusive in Ohio, and Ohio corporations may, among other things, procure insurance for such persons.

The Articles provide that FirstMerit may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of FirstMerit, or of any other corporation or organization for which he was serving as a director, officer, employee or agent at the request of FirstMerit.

FirstMerit has entered into indemnification agreements with each of its directors and executive officers and has acquired insurance for its obligations to provide indemnification to their officers and directors.

Anti-Takeover Statutes

Ohio Control Share Acquisition Act.  The Ohio Control Share Acquisition Act (“Acquisition Act”) provides that certain notice and informational filings, and special shareholder meeting and voting procedures, must be followed prior to consummation of a proposed “control share acquisition,” which is defined as any acquisition of an issuer’s shares which would entitle the acquirer, immediately after such acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within any of the following ranges of such voting power: (1) one-fifth or more but less than one-third of such voting power; (2) one-third or more but less than a majority of such voting power; or (3) a majority or more of such voting power.

The Acquisition Act does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have opted out of the Acquisition Act.

Ohio Merger Moratorium Statute.  The Ohio Merger Moratorium Statute (“Merger Moratorium Act”) provisions prohibit certain business combinations and transactions between an “issuing public corporation” and a beneficial owner of 10% or more of the shares of the corporation (an “interested shareholder”) for at least three years after the interested shareholder attains 10% ownership, unless the board of directors of the issuing public corporation approves the transaction before the interested shareholder attains 10% ownership. An “issuing public corporation” is defined as an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. Examples of transactions regulated by the Merger Moratorium Act provisions include the disposition of assets, mergers and consolidations, voluntary dissolutions, and the transfer of shares (“Moratorium Transactions”).

Subsequent to the three-year period, a Moratorium Transaction may take place provided that certain conditions are satisfied, including: (1) the board of directors approves the transaction; (2) the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation (or a different proportion set forth in the articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the interested shareholder; or (c) the business combination results in shareholders, other than the interested shareholder, receiving a fair price plus interest for their shares. The Merger Moratorium Act provisions are applicable to all corporations formed under Ohio law, but a corporation may elect not to be covered by the Merger Moratorium Act provisions, or subsequently elect to be covered, with an appropriate amendment to its articles of incorporation. We have not taken any such corporate action to opt out of the Merger Moratorium Act.

Ohio “Anti-Greenmail” Statute.  Pursuant to the Ohio “Anti-Greenmail” Statute (“Anti-Greenmail Statute”), a public corporation formed in Ohio may recover profits that a shareholder makes from the sale of the corporation’s securities within 18 months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves either: (1) that his sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that he would acquire control of the corporation; or (2) that his purpose was not to increase any profit or decrease any loss in the stock. Also, before the corporation may obtain any recovery, the aggregate amount of the profit realized by such person must exceed $250,000. Any shareholder may bring an action on behalf of the corporation if a corporation refuses to bring an action to recover these profits. The party bringing such an action may recover his attorneys’ fees if the court having jurisdiction over such action orders recovery of any profits. An Ohio corporation may elect not to be covered by the Anti-Greenmail Statute with an appropriate amendment to its articles of incorporation, but we have not taken any such corporate action to opt out of the statute.

Control Bid Provisions of the Ohio Securities Act.  Ohio law further requires that any offeror making a control bid for any securities of a “subject company” pursuant to a tender offer must file information specified in the Ohio Securities Act with the Ohio Division of Securities when the bid commences. The Ohio Division of Securities must then decide whether it will suspend the bid under the statute. If it does so, it must make a determination within three calendar days after the hearing has been completed and no later than 14 calendar days after the date on which the suspension is imposed. For this purpose, a “control bid” is the purchase of, or an offer to purchase, any equity security of a subject company from a resident of Ohio that would, in general, result in the offeror acquiring 10% or more of the outstanding shares of such company. A “subject company” includes any company with both: (1) its principal place of business or principal executive office in Ohio or assets located in Ohio with a fair market value of at least $1,000,000; and (2) more than 10% of its record or beneficial equity security holders are resident in Ohio, more than 10% of its equity securities are owned of record or beneficially by Ohio residents, or more than 1,000 of its record or beneficial equity security holders are resident in Ohio.

Bank Holding Company Act.  The Bank Holding Company Act requires the prior approval of the Board of Governors of the Federal Reserve System in any case where a bank holding company proposes to acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank that is not already majority-owned by it, to acquire all or substantially all of the assets of another bank or bank holding company, or to merge or consolidate with any other bank holding company.

Dividends

An Ohio corporation may pay dividends out of surplus, however created, but must notify its shareholders if a dividend is paid out of capital surplus. The ability of FirstMerit to pay dividends to its shareholders is largely dependent on the amount of dividends which may be declared and paid to it by its subsidiaries. There are a number of statutory and regulatory requirements applicable to the payment of dividends by banks, savings associations and bank holding companies and there are certain contractual obligations relating to the Debentures that may limit our ability to pay dividends on our common stock. See “Risk Factors” for a description of these obligations and limitations.

Transfer Agent

Our transfer agent is American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 11219; telephone number (800) 937-5449.

U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of selected U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of common stock by a non-U.S. holder that acquires such stock pursuant to this offering and holds the shares as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (“the “Code”). A capital asset for these purposes generally is property held for investment.

As used in this discussion, the term “non-U.S. holder” means a beneficial owner of common stock (other than a partnership) that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen of the United States;

•	an individual who is a resident of the United States, which refers to generally a non-U.S. individual who (1) is a lawful permanent resident of the United States, (2) is present in the United States for or in excess of certain periods of time or, (3) makes a valid election to be treated as a U.S. person;

•	a corporation, or any other entity treated as a corporation for U.S. federal tax purposes, created or organized in or under the laws of the United States, any state or political subdivision thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax, regardless of its source; or

•	a trust (1) that is subject to the primary supervision of a court within the United States and whose substantial decisions are subject to the control of one or more U.S. persons or (2) that has a valid election in effect under Treasury regulations to be treated as a U.S. person.

This discussion is based on provisions of the Code, existing and proposed Treasury regulations issued under the Code, and administrative and judicial interpretations, in each case, as of the date hereof. These authorities are subject to change, possibly with retroactive effect, or to different interpretations.

This discussion does not address all aspects of U.S. federal income and estate taxes. Among other matters, this discussion does not consider:

•	foreign, state, local or other tax considerations that may be relevant to non-U.S. holders of common stock in light of their personal circumstances; or

•	U.S. federal income and estate tax consequences applicable to holders of common stock who are subject to special tax treatment under U.S. federal tax laws, including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, tax-exempt organizations, former U.S. citizens or residents, holders subject to the alternative minimum tax, and persons who hold or receive common stock as compensation.

If an entity treated as a partnership for U.S. federal income tax purposes holds common stock, the tax treatment of a partner in such partnership generally will depend on the tax status of the partner and the activities of the partnership. A beneficial owner of common stock who is a partner of a partnership that holds common stock should consult such beneficial owner’s tax adviser.

Prospective investors should seek advice from their independent tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of an investment in our common stock based on their particular circumstances.

Dividends

Any distributions on common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent these distributions exceed our current or accumulated earnings and profits, the excess will constitute a return of capital that is applied against, and will reduce, the holder’s basis in the common stock, but not below zero, and then will be treated as gain from the sale of common stock.

Dividends paid to a non-U.S. holder of common stock that are not effectively connected with a non-U.S. holder’s conduct of a U.S. trade or business generally will be subject to withholding of U.S. federal income tax at a 30% rate, or any lower rate specified by an applicable income tax treaty. To receive a reduced treaty rate, a non-U.S. holder must complete Form W-8BEN (or a substitute form) of the Internal Revenue Service (the “IRS”), certify under penalty of perjury that such holder is eligible for benefits under the applicable income tax treaty and provide other additional information as required. The non-U.S. holder periodically must update the information on such forms. Special certification and other requirements apply to some non-U.S. holders that are pass-through entities rather than corporations or individuals. In addition, Treasury regulations provide special procedures for payments of dividends through specified intermediaries.

If a non-U.S. holder satisfies specified certification and disclosure requirements, the following dividends are not subject to U.S. federal withholding tax:

•	dividends that are effectively connected with the conduct of a trade or business by such non-U.S. holder within the United States; and

•	if an income tax treaty applies, dividends that are attributable to a permanent establishment, or, in the case of an individual, a fixed base in the United States, as provided in the applicable income tax treaty.

The non-U.S. holder would be required to provide FirstMerit with a properly executed IRS Form W-8ECI, for effectively connected income, or IRS Form W-8BEN, for income tax treaty benefits, or such successor form as the IRS designates. In such cases, dividends are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. In addition, a “branch profits tax” may be imposed at a 30% rate (or any lower rate that may be specified by an applicable income tax treaty) on dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax with respect to gain recognized on a sale or other disposition of common stock unless one of the following applies:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States, in which case the non-U.S. holder will be subject to U.S. federal income tax on the gain, on a net income basis, at the graduated rates applicable to U.S. holders, unless an applicable income tax treaty provides otherwise, and a non-U.S. holder that is a foreign corporation also may be subject to the branch profits tax referred to above;

•	the non-U.S. holder is an individual and is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and meets certain other conditions, in which case such non-U.S. holder will be subject to a flat 30% tax on the gain (unless an applicable income tax treaty provides otherwise), which may be offset by certain U.S.-source capital losses, even though the individual is not considered a resident of the United States; or

•	FirstMerit is or has been a “U.S. real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the period during which the non-U.S. holder held the common stock, in which case only a non-U.S. holder who held, at any time during the applicable period, more than 5% of the common stock will be subject to U.S. federal income tax on the disposition of common stock under the USRPHC rules, so long as the common stock continues to be regularly traded on an established securities market.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. FirstMerit believes that it is not currently, has not been, and will not become, a USRPHC for U.S. federal income tax purposes.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax.

Estates of non-resident non-citizens are generally allowed a statutory credit, which has the effect of offsetting the U.S. federal estate tax imposed on the first $60,000 of the taxable estate.

Information Reporting and Backup Withholding Tax

Under Treasury regulations, we must report annually to the IRS and to each holder the gross amount of dividends paid to such holder and the tax withheld, if any, with respect to such dividends. The reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding also may be required under an applicable income tax treaty to be made available to the tax authorities in the country in which a non-U.S. holder resides or is established.

A non-U.S. holder of common stock may be subject to backup withholding, currently at a rate of 28%, on payments of dividends if the non-U.S. holder fails to certify under penalties of perjury and in accordance with applicable Treasury regulations that such holder is a non-U.S. holder, or the payor has actual knowledge or reason to know that such holder is a U.S. person as defined under the Code.

The payment of proceeds on the sale or other disposition of common stock by or through a U.S. office of any U.S. or non-U.S. broker, is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of proceeds on a sale or other disposition of common stock by or through a non-U.S. office of any U.S. or non-U.S. broker. If, however, the broker is, for U.S. federal income tax purposes:

•	a U.S. person (as defined for U.S. federal income tax purposes),

•	a controlled foreign corporation, as defined in the Code,

•	a foreign broker that derives 50% or more of its gross income for specified periods from the conduct of a trade or business in the United States, or

•	a foreign partnership with particular U.S. connections,

such payments will be subject to information reporting, but not backup withholding, unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and other specified conditions are met or the beneficial owner otherwise establishes an exemption. In addition, backup withholding may apply in such cases unless specified certification requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge or reason to know that the holder is a U.S. person.

Any amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any such withheld amounts may be allowed as a refund or a credit against the holder’s U.S. federal income tax liability, if any, if the required information is timely furnished to the IRS.

The foregoing discussion of U.S. federal tax consequences to non-U.S. holders is not tax advice. Accordingly, each prospective non-U.S. holder of common stock should consult such holder’s independent tax adviser with respect to the federal, state, local and non-U.S. tax consequences of the ownership and disposition of common stock.

PLAN OF DISTRIBUTION

We have entered into the distribution agreement with the sales agent, under which we may offer and sell common stock having an aggregate offering price of up to $100,000,000 from time to time through the sales agent. Sales of our common stock, if any, will be made by means of ordinary brokers’ transactions on the NASDAQ at market prices, block transactions and such other transactions as agreed upon by the sales agent and us. The sales agent, in such capacity, will not engage in any transactions that stabilize the price of our common stock.

The sales agent will use its reasonable efforts to sell, as our agent, the shares of common stock offered hereby on a daily basis or as otherwise agreed upon by the sales agent and us. We will designate the maximum amount of common stock to be sold through the sales agent, on a daily basis or otherwise as FirstMerit and the sales agent agree. Subject to the terms and conditions of the distribution agreement, the sales agent will use its reasonable efforts to sell, as sales agent and on our behalf, all of the designated common stock. We may instruct the sales agent not to sell common stock if the sales cannot be effected at or above the price designated by us in any such instruction. We may suspend the offering of common stock under the distribution agreement by notifying the sales agent. Similarly, the sales agent may suspend the offering of common stock under the distribution agreement by notifying us of the suspension.

We will pay the sales agent a commission equal to 1.75% of the gross sales price per for the common stock sold through the sales agent as agent under the distribution agreement. Our net proceeds from the offering of shares hereunder will equal the gross proceeds, less the sum of the sales agent’s commission, any expenses payable by us and any transaction fees imposed by any governmental or self-regulatory organization in connection with the sales. We have agreed to reimburse the sales agent for certain of its expenses in certain circumstances.

Settlement of common share sales will occur on the third business day following the date on which any sales were made, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

Under the terms of the distribution agreement, we may also sell shares to Credit Suisse Securities (USA) LLC as principal for its own account at a price agreed upon at the time of sale. If we were to sell shares to Credit Suisse Securities (USA) LLC as principal, we would enter into a separate agreement setting forth the terms of such transaction and would describe this agreement in a separate prospectus supplement or pricing supplement.

We will disclose in our filings under the Securities Exchange Act of 1934, as amended, the number of shares sold through or to the sales agent pursuant to the distribution agreement, the net proceeds to us and the compensation paid by us to the sales agent with respect to sales during the relevant quarter. We may also file, subject to the prior written consent of the sales agent, a prospectus supplement to the prospectus, which will set forth such information.

In connection with the sale of common stock under this prospectus supplement, Credit Suisse Securities (USA) LLC may be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation paid to it may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to Credit Suisse Securities (USA) LLC against certain liabilities, including liabilities under the Securities Act.

Credit Suisse Securities (USA) LLC from time to time engages in transactions with, and performs services for, FirstMerit its subsidiaries and its affiliates in the ordinary course of business and has engaged, and may in the future engage, in commercial banking and investment banking transactions with FirstMerit, its subsidiaries and its affiliates, for which it has received and in the future will receive, customary fees.

In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the maximum discount or commission to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate offering price of the shares offered hereby.

If we or Credit Suisse Securities (USA) LLC has reason to believe that our common stock is no longer an “actively-traded security” as defined under Rule 101(c)(1) of Regulation M under the Exchange Act, that party will promptly so notify the other, and sale of common stock under the distribution agreement will be suspended until that or other exemptive provisions have been satisfied in the judgment of Credit Suisse Securities (USA) LLC and FirstMerit.

The offering of common stock pursuant to the distribution agreement will terminate upon the earlier of: (1) the sale of all common stock subject to the distribution agreement or (2) the termination of such distribution agreement by FirstMerit or the sales agent.

We estimate that the total expenses of the offering payable by us, excluding discounts and commissions payable to the sales agent under the distribution agreement, will be approximately $250,000.

EXPERTS

The consolidated financial statements of FirstMerit appearing in FirstMerit’s Annual Report on Form 10-K for the years ended December 31, 2008 and 2007, and the effectiveness of FirstMerit’s internal control over financial reporting as of December 31, 2008 and 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements and FirstMerit management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 and 2007 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2006 incorporated in this prospectus supplement by reference to FirstMerit’s Annual Report (Form 10-K) for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Vorys, Sater Seymour and Pease LLP will pass upon the legality of the common stock offered by this prospectus supplement for FirstMerit. As of May 1, 2009, attorneys of Vorys, Sater, Seymour and Pease LLP beneficially own approximately 1,091,383 shares of FirstMerit common stock. Certain legal matters will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP for the sales agent.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public at the SEC’s Internet site at http://www.sec.gov. We also maintain an Internet site (http://www.firstmerit.com) where information about FirstMerit and its subsidiaries can be obtained. The information contained on our Internet site is not part of this prospectus supplement.

In this prospectus supplement, as permitted by law, we “incorporate by reference” information from other documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered a part of this prospectus supplement and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus supplement is considered to be automatically updated and superseded. In other words, in case of a conflict or inconsistency between information contained in this prospectus supplement and information incorporated by reference into this prospectus supplement, you should rely on the information contained in the document that was filed at a later date.

We incorporate by reference the documents listed below and any documents we file with the SEC in the future under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than those portions that may be “furnished” and not “filed” with the SEC) until the offerings pursuant to this prospectus supplement are completed:

•	Our Annual Report on Form 10-K for the year ended December 31, 2008;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009;

•	Our Current Reports on Form 8-K filed on January 12, 2009, January 14, 2009, April 16, 2009, April 22, 2009 and April 28, 2009; and

•	The description of our common stock contained in our Current Report on Form 8-K filed with the SEC on February 22, 2008, or contained in any subsequent amendment or report filed for the purpose of updating such description.

You may request a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

FirstMerit Corporation
III Cascade Plaza, 7th Floor
Akron, Ohio 44308
(330) 966-6300

III CASCADE PLAZA
Akron, Ohio 44308

Common Shares
Preferred Stock
Debt Securities
Depositary Shares
Warrants
Units

The securities of each class may be offered and sold by FirstMerit Corporation and/or may be offered and sold, from time to time, by one or more selling securityholders to be identified in the future. FirstMerit Corporation will provide the specific terms of these securities in supplements to this Prospectus. You should read this Prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement. This Prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement and any applicable pricing supplement.

The words “FirstMerit,” “Corporation,” “Registrant,” “we,” “our,” “ours” and “us” as used herein refer to FirstMerit Corporation and its subsidiaries, unless otherwise stated. The mailing address of our principal executive offices is III Cascade Plaza, Akron, Ohio 44308; telephone number (330) 996-6300. Our common stock, with no par value (the “Common Shares”), is listed on the Nasdaq Global Select Market under the symbol “FMER.”

Any securities offered by this Prospectus and any accompanying prospectus supplement will be our equity securities or unsecured obligations and will not be savings accounts, deposits or other obligations of any of our banking or non-banking subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the bank insurance fund or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated February 6, 2009.

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Where You Can Find More Information	1
Consolidated Earnings Ratios	2
Legal Matters	2
Experts	2

ABOUT THIS PROSPECTUS

This prospectus is part of a Registration Statement we have filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Using this process, we may offer any combination of the securities described in this Prospectus in one or more offerings. Each time we use this Prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change information contained in this Prospectus. Please carefully read this Prospectus, the prospectus supplement and any applicable pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public at the SEC’s Internet site at http://www.sec.gov. We also maintain an Internet site (http://www.firstmerit.com) where information about FirstMerit and its subsidiaries can be obtained. The information contained on our Internet site is not part of this Prospectus.

In this Prospectus, as permitted by law, we “incorporate by reference” information from other documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this Prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this Prospectus is considered to be automatically updated and superseded. In other words, in case of a conflict or inconsistency between information contained in this Prospectus and information incorporated by reference into this Prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below and any documents we file with the SEC in the future under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (other than those portions that may be “furnished” and not filed with the SEC) until our offering is completed:

•	Our Annual Report on Form 10-K for the year ended December 31, 2007;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008;

•	Our Current Reports on Form 8-K filed on January 23, 2008, February 22, 2008, March 12, 2008, October 9, 2008, December 16, 2008, January 12, 2009 and January 14, 2009; and

•	The description of our Common Shares contained in our Current Report on Form 8-K filed with the SEC on February 22, 2008, or contained in any subsequent amendment or report filed for the purpose of updating such description.

You may request a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

FirstMerit Corporation
III Cascade Plaza, 7th Floor
Akron, Ohio 44308
(330) 966-6300

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CONSOLIDATED EARNINGS RATIOS

The following table shows our consolidated ratios of earnings to fixed charges for each of the years in the five-year period ended December 31, 2008.

For the purpose of calculating the ratio of earnings to combined fixed charges, we divided consolidated income, before income taxes and the cumulative effect of accounting changes, plus fixed charges by fixed charges. Fixed charges consist of:

•	consolidated interest expense, excluding or including interest on deposits, as the case may be; and

•	that portion of rental expense that is deemed representative of the interest factor, net of income from subleases.

Consolidated	For the Twelve Months Ended December 31,
Ratios of Earnings to Fixed Charges	2008(1)	2007	2006	2005	2004

Excluding deposit interest	3.74	2.84	2.59	3.64	4.04
Including deposit interest	1.84	1.58	1.49	1.94	1.94

(1)	Unaudited.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement. We will not receive any proceeds from the sales of any securities by selling securityholders.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities will be passed upon by Vorys, Sater, Seymour and Pease LLP. As of January 30, 2009, attorneys of Vorys, Sater, Seymour and Pease LLP beneficially own approximately 1,091,383 FirstMerit Common Shares. Unless otherwise provided in the applicable prospectus supplement, certain legal matters will be passed upon for any underwriters or agents by their own counsel.

EXPERTS

The consolidated financial statements of FirstMerit appearing in FirstMerit’s Annual Report (Form 10-K) for the year ended December 31, 2007, and the effectiveness of FirstMerit’s internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements and FirstMerit’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2006 and for each of the two years in the period ended December 31, 2006 incorporated in this Prospectus by reference to FirstMerit’s Annual Report (Form 10-K) for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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